Exhibit 99.1

SOURCE: Prima BioMed

May 02, 2012 09:10 ET

Prima BioMed to Present at the 37th Annual Deutsche Health Care Conference

SYDNEY, AUSTRALIA—(Marketwire—May 2, 2012)—Prima BioMed Ltd (NASDAQ: PBMD) (ASX: PRR) announced today that Dr. Neil Frazer, Chief Medical Officer, will present at the Deutsche Health Care Conference on Tuesday, May 8, 2012 at 8:40am Eastern Time in Boston, MA. Dr. Frazer will provide an overview of the Company and its corporate activities.

The presentation will be webcast live and may be accessed by visiting Prima BioMed’s website at http://www.primabiomed.com.au/investor/presentations.php. A replay of the webcast will be available for 10 business days following the presentation.

About Prima BioMed

Prima BioMed is a NASDAQ and ASX and listed Australian health care company. The Company is focused on technologies in the fields of cancer immunotherapy and immunology.

Prima’s lead product is the CVac™ ovarian cancer therapy treatment. CVac™ has completed two successful clinical trials and is progressing advanced clinical development in the United States, Australia, and Europe.

The Company’s broader, long term goal is to develop cancer treatment technologies and programs for global markets.

Contact Information

•	Contacts:

Dr. Neil Frazer

Chief Medical Officer

Prima BioMed

Ph: (919) 654 6736

E: Email Contact

US Investor Relations

Ms. Kathy Galante

Investor Relations

Burns McClellan, Inc

Ph: (212) 213-0006

E: Email Contact

Australia Investor / Media

James Moses

Investor and Media Relations

Mandate Corporate

Ph: +61 0 420 991 574

E: Email Contact